UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 2
(RULE 14D-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Synageva BioPharma Corp.
(Names of Subject Company)
PULSAR MERGER SUB INC.
(Offeror)
ALEXION PHARMACEUTICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
87159A103
(CUSIP Number of Class of Securities)
David Hallal
Chief Executive Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, Connecticut 06410
(203) 272-2596
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
John Moriarty Executive Vice President, General Counsel Alexion Pharmaceuticals, Inc. 352 Knotter Drive Cheshire, Connecticut 06410 (203) 272-2596	Daniel A. Neff Mark Gordon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,869,338,229.18	$1,030,617.10***

*
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of  (i) $212.83, the average of the high and low sales prices per share of Synageva common stock on May 20, 2015, as reported by Nasdaq, and (ii) 41,673,346, the estimated number of shares of Synageva common stock to be exchanged in the transactions for the transaction.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the estimated transaction valuation.

***
Previously paid.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $473,736.18	Filing Party: Alexion Pharmaceuticals, Inc.
Form or Registration No.: Form S-4 (File No. 333-204426)	Date Filed: May 22, 2015
Amount Previously Paid: $556,880.92	Filing Party: Alexion Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: May 22, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2015 and amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on May 29, 2015 (as amended from time to time, the “Schedule TO”) by Alexion Pharmaceuticals, Inc. (“Alexion”), a Delaware corporation, and Pulsar Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Alexion (the “Offeror”), relating to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of Synageva BioPharma Corp. (“Synageva”), a Delaware corporation, (a) $115.00 in cash, without interest and less any applicable withholding taxes, and (b) 0.6581 shares of Alexion common stock, par value $0.0001 per share, plus cash in lieu of any fractional shares of Alexion common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and together with any amendments or supplements thereto, the “Offer”).
Alexion has filed with the SEC a Registration Statement on Form S-4 on May 22, 2015 and Amendment No. 1 to the Registration Statement on Form S-4 on June 9, 2015 (as amended, the “Registration Statement”), relating to the offer and sale of shares of Alexion common stock to be issued to holders of shares of Synageva common stock validly tendered into the Offer and not properly withdrawn. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 1 to the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (as it may be amended from time to time, the “Letter of Transmittal”). For the avoidance of doubt, all references to the Prospectus/Offer to Exchange, including in response to Items 1 through 11 of the Schedule TO, shall refer to the Prospectus/Offer to Exchange forming part of Amendment No. 1 to the Registration Statement, and all references to the Letter of Transmittal, including in response to Items 1 through 11 of the Schedule TO, shall refer to the Letter of Transmittal filed as an exhibit to Amendment No. 1 to the Registration Statement. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Alexion or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO.
All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About The Offer” is incorporated into this Schedule TO by reference.
Item 2.   Subject Company Information.
(a)   The subject company of the Offer is Synageva BioPharma Corp., a Delaware corporation. The address and telephone number of Synageva’s principal executive offices is 33 Hayden Avenue, Lexington, Massachusetts 02421, (781) 357-9900.
(b)   As of May 15, 2015, there were 37,225,329 shares of Synageva common stock, $0.001 par value per share, issued and outstanding.
(c)   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

Item 3.   Identity and Background of Filing Person.
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — Alexion” and “The Companies — Offeror” and Annex E of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Alexion and the Offeror” is incorporated into this Schedule TO by reference.
Item 4.   Terms of the Transaction.
The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer to Exchange entitled “The Transactions” (including “The Transactions — Accounting Treatment”), “Exchange Offer Procedures,” “Transaction Agreement,” “Voting and Support Agreements,” “Material U.S. Federal Income Tax Consequences” and “Comparison of Stockholders’ Rights,” as well as Annex A, Annex B and Annex C of the Prospectus/Offer to Exchange, and the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference, including the section of the Letter of Transmittal entitled “Instructions Forming Part of the Terms and Conditions of the Offer.”
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Transactions — Background of the Transactions,” “The Transactions — Alexion’s Reasons for the Transactions,” “The Transactions — Synageva’s Reasons for the Transactions; Recommendation of Synageva’s Board of Directors,” “The Transactions — Certain Relationships with Synageva,” “Transaction Agreement” and “Voting and Support Agreements” is incorporated into this Schedule TO by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer — Why is Alexion proposing the offer and the mergers?,” “The Transactions — Background of the Transactions,” “The Transactions — Alexion’s Reasons for the Transactions,” “The Transactions — Plans for Synageva,” and “Transaction Agreement” is incorporated into this Schedule TO by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Transactions — Source and Amount of Funds” is incorporated into this Schedule TO by reference.
Item 8.   Interest in Securities of the Subject Company.
None.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Exchange Offer Procedures — Fees and Expenses” is incorporated into this Schedule TO by reference.
Item 10.   Financial Statements.
The information set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of Alexion,” “Selected Historical Consolidated Financial Data of Synageva,” “Selected Unaudited Pro Forma Combined Financial Data,” “Unaudited Comparative Per Share Data,” “Unaudited Pro Forma Combined Financial Data” and “Where to Obtain Additional Information” is incorporated into this Schedule TO by reference.

The financial statements included under Item 15 in Alexion’s Annual Report on Form 10-K for the year ended December 31, 2014 and under Item 1 in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 are expressly incorporated into this Schedule TO by reference. These documents are available at the SEC’s public reference room at 100 F Street, N.E., Washington D.C., 20549 and are also available without charge at the SEC’s website at www.sec.gov, upon request to the information agent for the offer by calling toll-free at (888) 206-0860 or upon request to Alexion by calling or writing as set forth below:
Investor Relations
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, Connecticut 06410
(203) 272-2596
http://www.alxn.com
Item 11.   Additional Information.
The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(5)(A)	Joint Press Release issued by Alexion Pharmaceuticals, Inc. and Synageva BioPharma Corp., dated May 6, 2015, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
(a)(5)(B)	Slide presentation entitled “Alexion: Global Leader in Rare Diseases” (incorporated by reference to Alexion Pharmaceutical, Inc.’s filing pursuant to Rule 425 on May 6, 2015).
(a)(5)(C)	Email from David Hallal to Alexion employees (incorporated by reference to Alexion Pharmaceuticals, Inc.’s filing pursuant to Rule 425 on May 6, 2015).
(a)(5)(D)	Slide presentation entitled “Global Town Hall” (incorporated by reference to Alexion Pharmaceutical, Inc.’s filing pursuant to Rule 425 on May 11, 2015).
(a)(5)(E)	Transcript from recording of town hall meeting (incorporated by reference to Alexion Pharmaceutical, Inc.’s filing pursuant to Rule 425 on May 11, 2015).
(a)(5)(F)	Form of Summary Advertisement (filed with the Tender Offer Statement on Schedule TO filed on May 22, 2015).
(a)(5)(G)	Joint Press Release issued by Alexion Pharmaceuticals, Inc. and Synageva BioPharma Corp., dated May 29, 2015 (filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on May 29, 2015).
(a)(5)(H)	Alexion Pharmaceuticals, Inc. employee intranet materials (incorporated by reference to Alexion Pharmaceuticals, Inc.’s filing pursuant to Rule 425 on June 5, 2015).

Exhibit No.	Description
(d)(1)	Agreement and Plan of Reorganization, dated May 5, 2015, among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc., Galaxy Merger Sub LLC and Synageva BioPharma Corp., (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
(d)(2)	Voting and Support Agreement by and among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc. and the stockholders listed therein, dated as of May 5, 2015 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
(d)(3)	Voting and Support Agreement by and among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc. and Thomas J. Tisch, dated as of May 5, 2015 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2015
PULSAR MERGER SUB INC.
By:	/s/ Scott D. Phillips
Name: Scott D. Phillips
Title: President
ALEXION PHARMACEUTICALS INC.
By:	/s/ David Hallal
Name: David Hallal
Title: Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Alexion Pharmaceutical, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 9, 2015).
(a)(5)(A)	Joint Press Release issued by Alexion Pharmaceuticals, Inc. and Synageva BioPharma Corp., dated May 6, 2015, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
(a)(5)(B)	Slide presentation entitled “Alexion: Global Leader in Rare Diseases” (incorporated by reference to Alexion Pharmaceutical, Inc.’s filing pursuant to Rule 425 on May 6, 2015).
(a)(5)(C)	Email from David Hallal to Alexion employees (incorporated by reference to Alexion Pharmaceuticals, Inc.’s filing pursuant to Rule 425 on May 6, 2015).
(a)(5)(D)	Slide presentation entitled “Global Town Hall” (incorporated by reference to Alexion Pharmaceutical, Inc.’s filing pursuant to Rule 425 on May 11, 2015).
(a)(5)(E)	Transcript from recording of town hall meeting (incorporated by reference to Alexion Pharmaceutical, Inc.’s filing pursuant to Rule 425 on May 11, 2015).
(a)(5)(F)	Form of Summary Advertisement (filed with the Tender Offer Statement on Schedule TO filed on May 22, 2015).
(a)(5)(G)	Joint Press Release issued by Alexion Pharmaceuticals, Inc. and Synageva BioPharma Corp., dated May 29, 2015 (filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on May 29, 2015).
(a)(5)(H)	Alexion Pharmaceuticals, Inc. employee intranet materials (incorporated by reference to Alexion Pharmaceuticals, Inc.’s filing pursuant to Rule 425 on June 4, 2015).
(d)(1)	Agreement and Plan of Reorganization, dated May 5, 2015, among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc., Galaxy Merger Sub LLC and Synageva BioPharma Corp., (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
(d)(2)	Voting and Support Agreement by and among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc. and the stockholders listed therein, dated as of May 5, 2015 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).
(d)(3)	Voting and Support Agreement by and among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc. and Thomas J. Tisch, dated as of May 5, 2015 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Alexion Pharmaceuticals, Inc. on May 6, 2015).